Oncolytics Biotech® Announces Public Offering of Common Shares and Warrants

SAN DIEGO, CA and CALGARY, AB, August 13, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced that it intends to offer to sell common shares and warrants to purchase common shares in an underwritten public offering (the “Offering”). The Company expects to grant the underwriter a 30-day option to purchase additional common shares and warrants to purchase common shares. The Offering is subject to market conditions, as well as NASDAQ and TSX approvals, and there can be no assurance as to whether or when the Offering may be completed, or the actual size or terms of the Offering.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE American:LTS), is acting as the sole book-running manager in connection with the Offering.

The Company intends to use the net proceeds of the Offering for research and development activities and working capital purposes.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 7, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated May 4, 2018. The preliminary prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the Alberta Securities Commission in Canada, and with the SEC in the United States. No common shares or warrants will be offered or sold to Canadian purchasers. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed with the SEC for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov. Alternatively, when available, copies of the preliminary prospectus supplement can also be obtained from Ladenburg Thalmann & Co. Inc., Attn: Prospectus Department, 277 Park Avenue, 26th Floor, New York, New York 10172 or by email at prospectus@ladenburg.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic;

the commencement, timing and completion of the Offering; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com